CUSIP No. 70932M107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PennyMac Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

70932M107

(CUSIP Number)

MFN Partners Management, L.P.

222 Berkeley Street, 13th Floor

Boston, MA 02116

Attn: Jonathan Reisman

Tel: (617) 443-2040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,783,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,783,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 59,029,210 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,783,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,783,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 59,029,210 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,783,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,783,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON IA, PN

(1)

Based on 59,029,210 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,783,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,783,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 59,029,210 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON Michael F. DeMichele I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,783,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,783,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1)   Based on 59,029,210 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON Farhad Nanji I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,783,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,783,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,783,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Excludes 171,314 shares of Common Stock (3,449 of which are restricted stock units) directly held by the Reporting Person.

(2)   Based on 59,029,210 shares of Common Stock outstanding as of November 2, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP No. 70932M107

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 24, 2021 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 to Schedule 13D.

(c) Information with respect to all transactions in the Common Stock effected during the past sixty days is incorporated herein by reference to Exhibit A attached hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Transactions Effected During the Past Sixty Days

CUSIP No. 70932M107

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2021

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name: Jonathan Reisman
Title: Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually